

October 19, 2011

Via Email
James R. Clarkson
President and Chief Executive Officer
HCSB Financial Corporation
5201 Broad Street
Loris, SC 29569

> **Re: HCSB Financial Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed August 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-26995**

Dear Mr. Clarkson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Signatures, page 3

1. We note your response to comment 4 in our letter dated August 5, 2011. The signature-page amendment must include new certifications by each principal executive and principal financial officer. Refer to Exchange Act Rule 12b-15. Please file a new amendment to the Form 10-K that includes the certifications required by Item 601(b)(31) and (32) of Regulation S-K.

2. Please confirm that the principal financial officer will sign future Forms 10-K. Refer to General Instruction D(2)(a) of Form 10-K.

James R. Clarkson
HCSB Financial Corporation
October 19, 2011
Page 2

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Statements

Note 7 – Loan Portfolio, page 17

3. We note that your TDRs increased to $51.8 million as of June 30, 2011 from $21.6 million as of March 31, 2011. Further, we note that the TDR narrative disclosures included in the Form 10-Q as of March 31, 2011 were no longer included in the Form 10-Q as of June 30, 2011. Please tell us why you removed this discussion. Please provide this information to us supplementally as of June 30, 2011 and tell us the quantity of TDRs performing and non-performing as of such date.

4. Given the significance of your restructured loans, please tell us and revising future filings to disclose the following:

    • A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;

    • Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

    • Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

5. Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief